Exhibit 12(b)

FLORIDA POWER & LIGHT COMPANY COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (a)

Three Months Ended March 31, 2005

(millions of dollars)

Earnings, as defined:
Net income	$111
Income taxes	53
Fixed charges, as below	55

Total earnings, as defined	$219

Fixed charges, as defined:
Interest charges	$49
Rental interest factor	1
Capitalized interest	5

Total fixed charges, as defined	$55

Ratio of earnings to fixed charges and ratio of earnings to
combined fixed charges and preferred stock dividends (a)	3.98

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(a)

Florida Power & Light Company's preference equity securities were redeemed in January 2005.  For the three months ended March 31, 2005, preferred stock dividends were less than $1 million; therefore, the ratio of earnings to fixed charges is the same as the ratio of earnings to combined fixed charges and preferred stock dividends.